
powur®
WEFUNDER
Unlock Ownership: Join us on the Path to Growth

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*First, I want to say **thank you**.* Your belief in Powur and support for our mission to accelerate the clean energy revolution have played a huge role in our success so far. Today, I want to share just how far we've come since your last investment and how you can continue to be part of our incredible journey.

Powur has grown stronger, smarter, and faster despite the challenging market conditions of the last 18 months. We faced rising interest rates and changes in net metering head-on, and we turned those challenges into opportunities. We didn't just survive—*we thrived*. And this is just the beginning.

Here's how we've been turning obstacles into growth:

- **Rising Interest Rates?** We adapted fast. By shifting to leasing solutions, we kept demand strong and made our business model even more resilient.
- **Net Metering Changes?** We saw this coming and were ready. By increasing storage attachments by 50%, we've positioned Powur as a leader in Solar + Storage, bringing in more revenue per project and setting the stage for even bigger growth.

But here's what really excites me. We didn't stop there. Powur has been innovating and forming key partnerships that are fueling even more growth and expanding our influence in the market:

- We launched our **COGS+ pricing model**, which boosts pricing transparency, speeds up project timelines, and maximizes seller efficiency.
- We've partnered with industry leaders like **Hawaii Unified Industries** and **Prolux**, partnerships that are expected to generate over **$350M in revenue** over the next three years. These partnerships are game-changers for Powur and will help us dominate the market.

Now, we're aiming for something even bigger: a $10 billion valuation within the next decade. This is where you come in again. For the first time in over three years, we're giving you the chance to increase your equity in Powur at this pivotal moment.

The potential for growth here is enormous. **Early involvement means bigger potential returns**, and with Powur's proven ability to thrive in tough times and innovate for the future, we believe we're just getting started.

And let's not forget the bigger picture. **You're not just investing in Powur**—you're investing in a cleaner, more sustainable future for all of us. Every dollar helps drive the clean energy revolution forward.

Now is the time to take action. We'd love for you to be part of this next phase of our journey, and we encourage you to share this opportunity with your network to amplify our collective impact.

INVEST IN POWUR TODAY

Thank you again for your belief in Powur and your continued support. Together, we're building a stronger, more resilient future for clean energy, and I couldn't be more excited about where we're headed.

Jonathan Budd

powur

If you have questions or need help, don't hesitate to contact our support team!